

July 11, 2011

<u>**Via E-Mail**</u>

Paul S. Bird, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022

> **Re: Telvent GIT, S.A.**
> **Schedule TO-T/A filed July 7, 2011 by Schneider Electric España,**
> **S.A.U. and Schneider Electric SA**
> **SEC File No. 005-80455**

Dear Mr. Bird:

We have limited our review of the filings to those issues we have addressed in our comments.

Offer to Purchase

Summary Term Sheet, page s-i

1.   We note your response to prior comment 1 and disagree with your analysis. It is unclear how compliance with section 29(a) of the Securities Exchange Act of 1934 as to holders other than the parties to the Irrevocable Undertaking Agreements satisfies your obligations with respect to the parties to the referenced agreements. Please tell us whether the parties to the referenced agreements may withdraw any tendered securities in spite of the terms of the agreements.

The Transaction Documents, page 24

2.   We note your response to prior comment 3. Please revise your disclosure to include a brief description of the expected benefits of this offer that are currently only included in exhibits that appear not to have been delivered to security holders together with the offer document.

Source and Amount of Funds, page 43

3.   We note your response to prior comment 4. Please clarify in your offer document, if true, that no borrowed funds will be required for the purpose of the

tender offer. Alternatively, please provide the disclosure required by Item 1007(d) of Regulation M-A.

Conditions of the Offer, page 44

4.   We note your response to prior comment 5 and we reissue it. Please revise the disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before the <u>expiration of the offer</u>, not your acceptance of shares for payment. While you may announce extensions in compliance with rule 14e-1(d), it is our position that your obligation to assert or waive conditions arises at the time the offer expires. Please make similar revisions elsewhere in your offer document, as necessary.

        Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

                        Sincerely,

                        <u>/s/ Daniel F. Duchovny</u>
                        Daniel F. Duchovny
                        Special Counsel
                        Office of Mergers and Acquisitions